

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2026

Timothy Hannibal
Chief Executive Officer
SCWorx Corp.
35 Village Rd., Suit 100
Middleton, MA 01949

> **Re: SCWorx Corp.**
> **Registration Statement on Form S-1**
> **Filed January 8, 2026**
> **File No. 333-292612**

Dear Timothy Hannibal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John Nossiff